UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

HOUGHTON MIFFLIN HARCOURT COMPANY

(Name of Subject Company (Issuer))

HARBOR PURCHASER INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

HARBOR HOLDING CORP.

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44157R109

(CUSIP Number of Class of Securities)

Daniel Sugar

Veritas Capital Fund Management, L.L.C.

9 West 57th Street, 32nd Floor

New York, New York 10019

(212) 415-6700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Richard A. Presutti

Milbank LLP

55 Hudson Yards

New York, NY 10001

(212) 530-5001

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on March 7, 2022 (together with any amendments and supplements hereto, this “Schedule TO”) by Harbor Purchaser Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Harbor Holding Corp., a Delaware corporation (“Parent”), which is an indirect, wholly owned subsidiary of The Veritas Capital Fund VII, L.P., a Delaware limited partnership (the “Sponsor”). This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Company Shares at a purchase price of $21.00 per share (the “Offer Price”), net to the holder thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to all of the applicable items in the Schedule TO and is supplemented by the information specifically provided in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. The Agreement and Plan of Merger, dated as of February 21, 2022, by and among Parent, the Offeror and HMH, a copy of which is attached as Exhibit (d)(1) thereto, is incorporated herein by reference with respect to Items 4 through 11 of the Schedule TO. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 of the Schedule TO as reflected below.

ITEMS 1 THROUGH 9 AND ITEM 11.

Schedule TO

The following paragraph is added to Item 11 of the Schedule TO:

“On March 21, 2022, Parent, Purchaser and Houghton Mifflin Harcourt Company entered into Amendment No. 1 to the Agreement and Plan of Merger, which Amendment is attached hereto as Exhibit (d)(5) and incorporated herein by reference.”

Offer to Purchase

The information set forth in the Offer to Purchase under “Summary Term Sheet” and Items 1 through 9 and Item 11 of this Schedule TO, to the extent such Items incorporate by reference such information in the Offer to Purchase, is hereby amended and supplemented by amending and restating the third bullet under the subheading entitled “Can the Offer be extended and under what circumstances?” under “Summary Term Sheet” of the Offer to Purchase:

“if, at the then scheduled Expiration Time, any Offer Condition (as defined under Section 1—“Terms of the Offer” below) has not been satisfied (and the Parent or the Offeror has not, to the extent permitted by applicable law, waived such condition in accordance with the terms of the Merger Agreement), for one or more periods specified by the Offeror (not in excess of 10 business days each) but not (without the prior written consent of the Company) beyond August 22, 2022 (the “Outside Date”), except that, if, at the then scheduled Expiration Time, the Minimum Condition is the only Offer Condition that has not been satisfied or waived (to the extent waivable in accordance with the terms of the Merger Agreement), the Offeror may, but is not be obligated to, so extend the Offer (not more than four times without the approval of the Company), unless requested by the Company, in which case, the Offeror will so extend the Offer. If all of the Offer Conditions other than the Inside Date Condition (and other than those conditions that by their nature are to be satisfied at the Acceptance Time) have been satisfied or waived (to the extent waivable in accordance with the terms of the Merger Agreement) at the existing Expiration Time, the Offeror, as required by the Merger Agreement, will extend the Offer until one minute after 11:59 p.m., Eastern time, on the day that is the last business day prior to the Inside Date (as defined in Section 11—“Purpose of the Offer and Plans for HMH; Transaction Documents” below). The Inside Date Condition will not be satisfied at the existing Expiration Time; accordingly, the Offer will be extended at the Expiration Time unless the Inside Date Condition is waived prior to such Expiration Time. If we waive the Inside Date Condition, we will be required to keep the Offer open for a minimum of five business days from the date any such waiver of the Inside Date Condition is first published, sent or given to stockholders.”

The information set forth in the Offer to Purchase under “The Tender Offer—Section 1—Terms of the Offer” and Items 1 through 9 and Item 11 of this Schedule TO, to the extent such Items incorporate by reference such information in the Offer to Purchase, is hereby amended and supplemented by amending and restating the fifth paragraph under “The Tender Offer—Section 1—Terms of the Offer” of the Offer to Purchase:

“Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, the Offer may be extended from time to time as follows: (a) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC); (b) in connection with an increase in the consideration to be paid pursuant to the Offer if and only to the extent required to comply with applicable rules and regulations of the SEC; and (c) if, at the then scheduled Expiration Time, any Offer Condition (as defined under Section 1—“Terms of the Offer” below) has not been satisfied (and the Parent or the Offeror has not, to the extent permitted by applicable law, waived such condition in accordance with the terms of the Merger Agreement), for one or more periods specified by the Offeror (not in excess of 10 Business Days each) but not (without the prior written consent of the Company) beyond August 22, 2022 (the “Outside Date”), except that, if, at the then scheduled Expiration Time, the Minimum Condition is the only Offer Condition that has not been satisfied or waived (to the extent waivable in accordance with the terms of the Merger Agreement), the Offeror may, but is not be obligated to, so extend the Offer (not more than four times without the approval of the Company), unless requested by the Company, in which case, the Offeror will so extend the Offer. If all of the Offer Conditions other than the Inside Date Condition (and other than those conditions that by their nature are to be satisfied at the Acceptance Time) have been satisfied or waived (to the extent waivable in accordance with the terms of the Merger Agreement) at the existing Expiration Time, the Offeror will extend the Offer until one minute after 11:59 p.m., Eastern time, on the day that is the last business day prior to April 7, 2022 (the “Inside Date”). There can be no assurance that the Offeror will, or will be required under the Merger Agreement to, extend the Offer. During any extension of the initial offering period, all Company Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

The information set forth in the Offer to Purchase under “The Tender Offer —Section 11—Purpose of the Offer and Plans for HMH; Transaction Documents” and Items 1 through 9 and Item 11 of this Schedule TO, to the extent such Items incorporate by reference such information in the Offer to Purchase, is hereby amended and supplemented by amending and restating the third bullet under the subheading entitled “The Offer” under the subheading entitled “The Merger Agreement” under “The Tender Offer —Section 11. Purpose of the Offer and Plans for HMH; Transaction Documents” under “The Tender Offer” of the Offer to Purchase:

if, at the then scheduled Expiration Time, any Offer Condition (as defined under Section 1—“Terms of the Offer” below) has not been satisfied (and the Parent or the Offeror has not, to the extent permitted by applicable law, waived such condition in accordance with the terms of the Merger Agreement), for one or more periods specified by the Offeror (not in excess of 10 Business Days each) but not (without the prior written consent of the Company) beyond the Outside Date, except that, if, at the then scheduled Expiration Time, the Minimum Condition is the only Offer Condition that has not been satisfied or waived (to the extent waivable in accordance with the terms of the Merger Agreement), the Offeror may, but is not obligated to, so extend the Offer (not more than four times without the approval of the Company), unless requested by the Company, in which case, the Offeror will so extend the Offer. If all of the Offer Conditions other than the Inside Date Condition (and other than those conditions that by their nature are to be satisfied at the Acceptance Time) have been satisfied or waived (to the extent waivable in accordance with the terms of the Merger Agreement) at the existing Expiration Time, the Offeror will extend the Offer until one minute after 11:59 p.m., Eastern time, on the day that is the last business day prior to the Inside Date.”

The information set forth in the Offer to Purchase under “Summary Term Sheet” and Items 1 through 9 and Item 11 of this Schedule TO, to the extent such Items incorporate by reference such information in the Offer to Purchase, is hereby amended and supplemented by adding the following sentence to the end of the fourth paragraph under the subheading entitled “What are the most significant conditions to the Offer?” under “Summary Term Sheet” of the Offer to Purchase:

“Although the Expiration Time is currently scheduled for one minute after 11:59 p.m., New York City time, on April 1, 2022, the Offer will not be consummated prior to April 7, 2022 unless we waive the Inside Date Condition. Pursuant to the terms of the Merger Agreement, we are required to extend the Offer until at least one minute after 11:59 p.m., New York City Time, on the business day immediately prior to April 7, 2022 if the Inside Date Condition is not so waived prior to the existing Expiration Time. If we waive the Inside Date Condition, we will be required to keep the Offer open for a minimum of five business days from the date any such waiver of the Inside Date Condition is first published, sent or given to stockholders. The Inside Date Condition was agreed to in the Merger Agreement to ensure that there was an adequate amount of time to market and document the Debt Financing. However, the Inside Date Condition will be satisfied solely as a result of the passage of time and does not condition the consummation of the Transactions on the occurrence or non-occurrence of any event.”

The information set forth in the Offer to Purchase under “Introduction” and Items 1 through 9 and Item 11 of this Schedule TO, to the extent such Items incorporate by reference such information in the Offer to Purchase, is hereby amended and supplemented by adding the following sentence to the end of the seventh paragraph under “Introduction” of the Offer to Purchase:

“Although the Expiration Time is currently scheduled for one minute after 11:59 p.m., New York City time, on April 1, 2022, the Offer will not be consummated prior to April 7, 2022 unless we waive the Inside Date Condition. Pursuant to the terms of the Merger Agreement, we are required to extend the Offer until at least one minute after 11:59 p.m., New York City Time, on the business day immediately prior to April 7, 2022 if the Inside Date Condition is not so waived prior to the existing Expiration Time. If we waive the Inside Date Condition, we will be required to keep the Offer open for a minimum of five business days from the date any such waiver of the Inside Date Condition is first published, sent or given to stockholders. The Inside Date Condition was agreed to in the Merger Agreement to ensure that there was an adequate amount of time to market and document the Debt Financing, and will be satisfied solely as a result of the passage of time and does not condition the consummation of the Transactions on the occurrence or non-occurrence of any event.”

The information set forth in the Offer to Purchase under “The Tender Offer—Section 13—Conditions of the Offer” and Items 1 through 9 and Item 11 of this Schedule TO, to the extent such Items incorporate by reference such information in the Offer to Purchase, is hereby amended and supplemented by adding the following sentence to the end of the third paragraph under “The Tender Offer— Section 13—Conditions of the Offer” of the Offer to Purchase:

“Although the Expiration Time is currently scheduled for one minute after 11:59 p.m., New York City time, on April 1, 2022, the Offer will not be consummated prior to April 7, 2022 unless we waive the Inside Date Condition. Pursuant to the terms of the Merger Agreement, we are required to extend the Offer until at least one minute after 11:59 p.m., New York City Time, on the business day immediately prior to April 7, 2022 if the Inside Date Condition is not so waived prior to the existing Expiration Time. If Parent or the Offeror waives the Inside Date Condition, the Offeror will be required keep the Offer open for a minimum of five business days from the date any such waiver of the Inside Date Condition is first published, sent or given to stockholders. The Inside Date Condition was agreed to in the Merger Agreement to ensure that there was an adequate amount of time to market and document the Debt Financing, and will be satisfied solely as a result of the passage of time and does not condition the consummation of the Transactions on the occurrence or non-occurrence of any event.”

The information set forth in the Offer to Purchase under “The Tender Offer —Section 11—Purpose of the Offer and Plans; or HMH; Transaction Documents” and Items 1 through 9 and Item 11 of this Schedule TO, to the extent such Items incorporate by reference such information in the Offer to Purchase, is hereby amended and supplemented by adding the following after the last paragraph under the subheading “The Merger Agreement” under “The Tender Offer —Section 11—Purpose of the Offer and Plans; or HMH; Transaction Documents” of the Offer to Purchase:

“Amendment to Merger Agreement. Parent, Purchaser and HMH entered into that certain Amendment No. 1 to the Agreement and Plan of Merger on March 21, 2021 (the “Merger Agreement Amendment”). The Merger Agreement Amendment provides that the proviso set forth at the end of Section 1.1(b)(ii) of the Merger Agreement was amended and restated to provide that, if all of the Offer Conditions other than the Inside Date Condition (and other than those conditions that by their nature are to be satisfied at the Acceptance Time) have been satisfied or waived (to the extent waivable in accordance with the terms hereof) at the expiration date of the Offer, the Purchaser shall (and the Parent shall cause the Purchaser to) extend the Offer until one minute after 11:59 p.m., Eastern time, on the day that is the last Business Day prior to the Inside Date.

The foregoing summary and description of Merger Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement Amendment, a copy of which has been filed as Exhibit (d)(5) to the Schedule TO and which is incorporated herein by reference.”

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” and Items 1 through 9 and Item 11 of this Schedule TO, to the extent such Items incorporate by reference such information in the Offer to Purchase, are hereby amended and supplemented by replacing the text of the subheading entitled “Legal Proceedings” under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following language:

“Legal Proceedings.

On March 7, 2022, a putative stockholder lawsuit captioned Shiva Stein v. Houghton Mifflin Harcourt Company, et al., Case No. 1:22-cv-1914 (S.D.N.Y. filed Mar. 7, 2022), was filed against Houghton Mifflin Harcourt Company and members of the Houghton Mifflin Harcourt Company Board in the U.S. District Court for the Southern District of New York. On March 8, 2022, a putative stockholder lawsuit captioned Ryan O’Dell v. Houghton Mifflin Harcourt Company, et al., Case No. 1:22-cv-01932 (S.D.N.Y. filed Mar. 8, 2022), was filed against Houghton Mifflin Harcourt Company and members of the Houghton Mifflin Harcourt Company Board in the U.S. District Court for the Southern District of New York. On March 10, 2022, a putative stockholder lawsuit captioned Jeffrey D. Justice, II v. Houghton Mifflin Harcourt Company, et al., Case No. 1:22-cv-01320-RPK-LB (E.D.N.Y. filed Mar. 10, 2022), was filed against Houghton Mifflin Harcourt Company and members of the Houghton Mifflin Harcourt Company Board in the U.S. District Court for the Eastern District of New York. On March 10, 2022, a putative stockholder lawsuit captioned Matthew Whitfield v. Houghton Mifflin Harcourt Company, et al., Case No. 2:22-cv-00916-MSG (E.D. Pa. filed Mar. 10, 2022), was filed against Houghton Mifflin Harcourt Company and members of the Houghton Mifflin Harcourt Company Board in the U.S. District Court for the Eastern District of Pennsylvania. On March 12, 2022, a putative stockholder lawsuit captioned Amir Williams v. Houghton Mifflin Harcourt Company, et al., Case No. 1:22-cv-1374 (E.D.N.Y. filed Mar. 12, 2022), was filed against Houghton Mifflin Harcourt Company and members of the Houghton Mifflin Harcourt Company Board in the U.S. District Court for the Eastern District of New York. On March 16, 2022, a putative stockholder lawsuit captioned Austin Frieman v. Houghton Mifflin Harcourt Company, et al., Case No. 1:22-cv-02166 (S.D.N.Y. filed Mar. 16, 2022), was filed against Houghton Mifflin Harcourt Company and members of the Houghton Mifflin Harcourt Company Board in the U.S. District Court for the Southern District of New York. On March 21, 2022, a putative stockholder lawsuit captioned Edward Morin v. Houghton Mifflin Harcourt Company, et al., Case No. 1:22-cv-00356 (D. Del. filed Mar. 21, 2022), was filed against Houghton Mifflin Harcourt Company and members of the Houghton Mifflin Harcourt Company Board in the U.S. District Court for the District of Delaware. All seven lawsuits allege Houghton Mifflin Harcourt Company violated Sections 14(e), 14(d), and 20(a) of the Securities and Exchange Act of 1934, claiming the Schedule 14D-9 omits certain material information necessary for stockholders to make an informed decision whether to tender their shares, with respect to the financial data, inputs and assumptions underlying the Financial Advisor’s opinion, and various details in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Background of the Offer.” As relief, plaintiffs seek, among other things, to enjoin the Transactions from closing until additional allegedly material information is disclosed or, in the alternative, rescission (or rescissory damages) if the Transactions close, as well as an award of their costs and disbursements, including reasonable attorneys’ fees, damages, and for Houghton Mifflin Harcourt Company to file a solicitation statement that does not omit materially information. The defendants believe that plaintiffs’ allegations lack merit.”

ITEM 12. EXHIBITS.

Item 12 of this Schedule TO is hereby amended by adding the following exhibits:

Exhibit No.	Description

(d)(5)	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 21, 2022, by and among Houghton Mifflin Harcourt Company, Parent and Purchaser.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 7, 2022.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on March 7, 2022.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated February 22, 2022 (incorporated by reference to Exhibit 99.1 to HMH’s Current Report on Form 8-K, filed on February 22, 2022).

(b)(1)	Debt Commitment Letter, dated as of February 21, 2022, by and among Parent, Bank of America, N.A., BofA Securities, Inc., JPMorgan Chase Bank, N.A., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Macquarie Capital (USA) Inc., and Macquarie Capital Funding LLC*

(b)(2)	Amended and Restated Debt Commitment Letter, dated as of March 15, 2022, by and among Parent, Bank of America, N.A., BofA Securities, Inc., JPM Morgan Chase Bank, N.S., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Macquaire Capital (USA) Inc., Macquarie Capital Funding LLC, Blackstone Alternative Credit Advisors LP, Blackstone Alternative Solutions L.L.C., Citizens Bank, N.A., Goldman Sachs Bank USA, Mizuho Bank Ltd., and Stone Point Credit Adviser LLC.**

(d)(1)	Agreement and Plan of Merger, dated as of February 21, 2022, by and among Parent, the Offeror and HMH (incorporated by reference to Exhibit 2.1 to HMH’s Current Report on Form 8-K, filed on February 22, 2022).

(d)(2)	Equity Commitment Letter, dated as of February 21, 2022, by and among Parent and Sponsor.*

(d)(3)	Limited Guarantee, dated as of February 21, 2022, by and among HMH and Sponsor.*

(d)(4)	Confidentiality Agreement, dated as of November 17, 2021, by and between HMH and Veritas Capital Fund Management, L.L.C.*

(d)(5)	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 21, 2022, by and among Houghton Mifflin Harcourt Company, Parent and Purchaser.

(g)	Not applicable.

(h)	Not applicable.

107	Filing fee table (incorporated by reference to Amendment No. 1 to Schedule TO filed on March 17, 2022).

*	Previously filed on March 7, 2022 as an exhibit to the Schedule TO.
**	Previously filed on March 16, 2022 as an exhibit to the Amendment No. 1 to the Schedule TO.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBOR PURCHASER INC.

By:	/s/ Ramzi Musallam
	Name:	Ramzi Musallam
	Title:	President

HARBOR HOLDING CORP.

By:	/s/ Ramzi Musallam
	Name:	Ramzi Musallam
	Title:	President

Dated: March 22, 2022